UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

333-260710-01

CAPITAL ONE PRIME AUTO RECEIVABLES TRUST 2022-1

c/o Capital One Auto Receivables, LLC

1600 Capital One Drive

Room 27907B

McLean, Virginia 22102

(703) 720-3148

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

1.405% Asset Backed Notes, Class A-1; 2.71% Asset Backed Notes, Class A-2;

3.17% Asset Backed Notes, Class A-3; 3.32% Asset Backed Notes, Class A-4

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date:      0

Pursuant to the requirements of the Securities Exchange Act of 1934, CAPITAL ONE PRIME AUTO RECEIVABLES TRUST 2022-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 15, 2026	CAPITAL ONE PRIME AUTO RECEIVABLES TRUST 2022-1

	By:	Capital One, National Association,
as Administrator

	By:	/s/ Eric Bauder
	Name:	Eric Bauder
	Title:	Authorized Signatory